UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 2
                                     (Final)

                        Under the Securities Act of 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              Dave & Buster's, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    23833N104
                                    ---------
                                 (CUSIP Number)


                               Ezra G. Levin, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 16, 2004
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                Page 1 of 7 pages

                                  SCHEDULE 13D

CUSIP No. 23833N104
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dolphin Limited
    Partnership I, L.P.                                             06-156-7782
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                     (b) |_|
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                             |_|
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                               7)  SOLE VOTING POWER
NUMBER OF                          678,700
SHARES                       ---------------------------------------------------
BENEFICIALLY                   8)  SHARED VOTING POWER
OWNED BY                           none
EACH                         ---------------------------------------------------
REPORTING                      9)  SOLE DISPOSITIVE POWER
PERSON                             678,700
WITH                         ---------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    678,700
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.99%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
-------------------------------------------------------------------------------

                   AMENDMENT NO. 2 (FINAL) TO SCHEDULE 13D

      This Amendment amends the Schedule 13D, dated March 3, 2003, as amended by Amendment No. 1 dated November 14, 2003 (the "Schedule 13D"), filed by Dolphin Limited Partnership I, L.P. ("Dolphin"), with respect to the Common Stock, $.01 par value (the "Common Stock") of Dave & Buster's, Inc. (the "Company"). Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and restated in its entirety as follows::

            "All purchases of Common Stock by Dolphin were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin for such purchases was approximately $12,166,000."

Item 4.     Purpose of Transaction.
            ----------------------

            Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following to the end of the Item:

            "As noted in the Schedule 13D, Dolphin continues to hold the Common Stock that it owns for investment but is monitoring the Company's operating performance and governance initiatives. Depending on these and other considerations recited in the Schedule 13D, Dolphin may acquire or dispose of securities of the Company or take any other action in connection with its investment in the Company permitted by law."

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety by the following:

            "(a) Dolphin beneficially owns an aggregate of 678,700 shares of Common Stock, representing approximately 4.99% of the issued and outstanding shares of Common Stock of the Company.(1)"

            "(c) Except as set forth on Schedule II hereto, Dolphin has not effected any transactions in the Common Stock during the past 60 days."

--------------------
1 Percentage based upon 13,607,618 shares of Common Stock reported outstanding as of December 12, 2003 in the Company's Quarterly Report on Form 10-Q for the quarter ended November 2, 2003.

            "(e) Dolphin ceased to be the beneficial owner of more than 5% of the Common Stock on January 16, 2004. Accordingly, Dolphin is no longer subject to the reporting obligations under Section 13(d) of the Securities Exchange Act, and Dolphin intends not to further amend its report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof."

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 2004

                                        DOLPHIN LIMITED PARTNERSHIP I, L.P.

                                        by DOLPHIN ASSOCIATES LLC, its general
                                           partner,

                                             by DOLPHIN HOLDINGS CORP.,
                                             its managing member,

                                                by: /s/ Donald T. Netter
                                                --------------------------------
                                                Name:  Donald T. Netter
                                                Title: Senior Managing Director

                                   SCHEDULE II

Shares sold by Dolphin Limited Partnership I, L.P.

      Date       Number of Shares Bought/(Sold)   Price Per Share(1)
      ----       ------------------------------   ------------------

    11/28/03              (2,600)                    $13.9893
    12/01/03              (4,300)                     14.0379
    12/02/03             (18,500)                     13.9871
    12/02/03              (2,400)                     14.0597
    12/03/03              (8,400)                     14.0868
    12/04/03             (13,200)                     13.9885
    12/04/03              (8,000)                     13.9916
    12/05/03             (20,100)                     13.9896
    12/05/03             (10,900)                     13.9985
    12/11/03              15,000                      12.9908
    12/17/03                 400                      12.3925
    1218/03                 (400)                     12.6869
    12/19/03                 400                      12.3925
    12/22/03                (400)                     12.6869
    01/02/04               5,000                      12.3940
    01/05/04              (5,000)                     12.7483
    01/06/04              (1,000)                     12.9869
    01/07/04             (17,900)                     13.0025
    01/13/04               3,800                      12.2945
    01/14/04              (4,800)                     12.8023
    01/16/04             (15,000)                     12.9494
    01/16/04             (15,000)                     13.0594
    01/16/04             (13,200)                     13.0953
    01/16/04             (65,000)                     13.1194
    01/16/04              (1,500)                     13.1747
    01/16/04             (30,000)                     13.1994
    01/16/04             (10,000)                     13.6694(2)



------------------
1    Net of all transaction costs.
2    Shares sold vs. option assignments.

Transactions in American Stock Exchange traded call options:


      Date       Number of Options (Sold)/Purchased (1)    Price Per Share(2)
      ----       --------------------------------------    ------------------

    12/09/03                (100)                             $1.1799
    12/31/03                 (40)                              0.5299
    01/02/04                 (10)                              0.5300
    01/06/04                (100)                              0.5300
    01/09/04                (125)                              0.4800
    01/12/04                 (40)                              0.4800
    01/14/04                (340)                              0.5800
    01/15/04                (200)                              0.5800
    01/16/04                 650(3)                            0.9200


In addition, on January 16, 2004, the holder of 100 call options written by Dolphin on December 19, 2003 exercised the options. See preceding table.



---------------------
1     Options in 100's of shares. Options sold were written by Dolphin.
2     Net of commissions.
3     Purchased to close previously opened written call positions.